Exhibit 19.1

INSIDER TRADING POLICY AND GUIDELINES WITH RESPECT TO

CERTAIN TRANSACTIONS IN COMPANY SECURITIES

Confirmed April 12, 2022

This Policy provides guidelines to employees, officers and members of the Board of Directors of GOLD RESOURCE CORPORATION and its wholly-owned subsidiaries (the “Company”) with respect to transactions in the Company’s securities. In the discretion of the Insider Trading Compliance Officer (the “Compliance Officer”), it may also apply to consultants and contractors to the Company. The Company’s Chief Executive Officer, or such other individual as may be designated by the Board of Directors, is its Compliance Officer.

I.	Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all employees, officers and members of the Board of Directors of the Company. In the discretion of the Compliance Officer, it may also apply to consultants and contractors to the Company who receive or have access to such information.

Basis for determining what constitutes such Material Nonpublic Information is discussed in Section III of this policy. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the Information is not publicly known. Any employee can be an Insider from time to time and would at those times be subject to this Policy.

II.	Statement of Policy

It is the policy of the Company to prohibit the unauthorized disclosure of any nonpublic information and the misuse of Material Nonpublic Information in securities trading. Every officer, director and employee has the individual responsibility to comply with this Policy against insider trading. Appropriate judgment should be exercised in connection with any trade in the Company’s securities.

A.	Restrictions on Trading. No employee, officer, or member of the Board of Directors of, or (as determined by the Compliance Officer) consultant or contractor to, the Company and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the close of business on the second Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material. The term “Trading Day” shall mean a day on which national stock exchanges are open for trading.

During a period in which a person possesses Material Nonpublic Information, such Insider often will have to forego a proposed transaction in the Company’s shares, even though he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the failure to execute such transaction may result in an economic loss or the non-realization of anticipated profit.

B.	Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

C.	Confidentiality of Nonpublic Information. Any nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden.

D.	Trading Window. To ensure compliance with applicable federal and state securities laws, the Company’s policy is as follows: All directors, officers and other individuals designated from time to time by the Compliance Officer (collectively, “Covered Persons”) may not conduct transactions involving the purchase or sale of the Company’s securities during periods of time in which the “trading window” is closed due to a “Blackout Period.” In the absence of such Covered Person’s possession of Material Nonpublic Information, the Blackout Period begins two weeks prior to the scheduled quarterly Audit Committee meeting for the reporting period and ends at the close of business on the second Trading Day following the date of public disclosure of the financial results for a particular fiscal quarter or year.

The Blackout Period may be extended or otherwise apply at any time due to the existence of Material Nonpublic Information not related to the public disclosure of financial results. In this case a notification from the Compliance Officer will be issued.

From time to time, the Company may also recommend that Covered Persons suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons are advised not to engage in any transaction involving the purchase or sale of the Company’s securities during such period and should not disclose to others the fact of such suspension of trading.

It should be noted, however, that even during an open trading window, any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company’s securities until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

E.	Preclearance of Trades. All Covered Persons must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “preclearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Company may find it necessary, from time to time, to require compliance with the preclearance process from other employees, consultants and contractors.

III.	Definition of “Material Nonpublic Information”

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of stock or other securities. Either positive or negative information may be material. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

●	Mine production amounts, grades, recoveries and cash costs
●	sales figures or other financial results
●	significant new purchase orders or contracts
●	cancellation or modification of significant purchase orders or contracts
●	mergers and acquisitions
●	public offerings and other financings
●	advances in mine development or exploration
●	pending or threatened litigation
●	major personnel changes

IV.	Potential Criminal and Civil Liability and/or Disciplinary Action

A.	Liability for Insider Trading. Insiders may be subject to significant monetary penalties and/or jail terms for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

B.	Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

C.	Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include immediate termination of employment.

V.	Additional Information

A.	Exceptions. For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plans (but not the sale of any such shares) is exempt from this Policy, since the other party to the transaction is the Company and the price does not vary with the market but is fixed by the terms of the option agreement or the plan. The purchase of any shares pursuant to an automatic reinvestment feature of an Insider’s brokerage account (but not the subsequent sale of any such shares) is also exempt from this Policy. Any individual trading plan that conforms with Rule 10b5-1 promulgated by the U.S. SEC is also exempt from this policy.

B.	Applicability of Policy to Inside Information Regarding Other Companies. This Policy and the foregoing guidelines also apply to Material Nonpublic Information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All employees should treat Material Nonpublic

Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

C.	Section 16 Compliance. Directors and officers of the Company must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers and directors who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans nor the exercise of that option (so long as it is not “under water”) is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. Moreover, no officer or director may ever make a short sale of the Company’s stock. In addition to following the pre-clearance rules stated above, the Company’s officers and directors shall assist the Compliance Officer to ensure compliance with Section 16 and its related rules and reporting requirements, as applicable.

D.	Inquiries. Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer at (720) 459-3851.

REPORTING CONTACTS FOR QUESTIONS ABOUT INSIDER TRADING:

th Street, Suite 500 Denver, CO USA 80202
To Policy Compliance Officer: Gold Resource Corporation Attn: Allen Palmiere 7900 East Union Ave. Suite 320 Denver, CO 80237 1-720-459-3851 allen.palmiere@grc-usa.com	To our outside legal counsel: Davis Graham & Stubbs LLP Attn: Brian Boonstra 1550 17th Street, Suite 500 Denver, CO USA 80202 1-303-892-7348 brian.boonstra@dgslaw.com